Pernod Ricard

03 OCT 21 AM 7:21

82-3361

03032797

October 10th, 2003

AP/CE/342:2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>For the attention of Mrs Felicia KUNG</u>

SUPPL

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours sincerely,

Antoine PERNOD

Encl. : 1 page

dlw 10/27

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943

Pernod Ricard

Release of Pernod Ricard Group 2003 9-month sales results has been brought forward to 3 November 2003

Paris, 10 October 2003

Pernod Ricard Group has brought forward the date on which it will announce sales for the first 9 months of 2003, initially planned for 12 November 2003, to:

Monday, 3 November 2003

A press release will be issued after the markets close, at approximately 5:35 pm (CET).

Contacts
Francisco de la Vega / Media Tel: +33 (0)1 41 00 40 90
Patrick de Borredon / Investor Relations Tel: +33 (0)1 41 00 41 70